UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant's name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

June 14, 2004 - Toronto

Peace Arch Announces Completion of Principal Photography on

Original Documentary "Prisoners of Age"

TORONTO, ONT. - Peace Arch Entertainment Group Inc. (AMEX and TSX: "PAE"), a leading diversified Canadian entertainment company, today announced that it has completed principal photography of the documentary "Prisoners of Age," which follows New York photographer Ron Levine's groundbreaking project with geriatric prisoners. Journeying to penitentiaries in Canada and America, the film provides an immersion into the world of senior citizen inmates, revealing a number of important social issues surrounding the aging prison population, and bringing personal dimensions to a growing human tragedy.  The one-hour program has been pre-licensed to the Canadian Broadcasting Corporation (CBC) and Bravo! Canada (a CHUM Television station). The Company retains all other worldwide exploitation rights to the film.  "Prisoners of Age" is expected to be delivered in September 2004 and scheduled for broadcast during the 2004/05 television season.

"Prisoners of Age" asks a fundamental question that has no easy answer: What becomes of an inmate who is too old or too ill to stay in the general prison population?  Award-winning filmmaker Stan Feingold establishes empathy for the inmates' plight, but segues to a more disturbing question: What about the justice demanded by victims, their families and society at large?  The film illustrates the often irreconcilable conflict between retribution and rehabilitation through a comparison of the Canadian and American realities.

 "We are enjoying a renaissance in documentary production with the recent financial and critical success of documentaries," stated Blair Reekie, President of the Company's factual subsidiary.  "Audiences are hungry for intelligent programs that deal with important and provocative issues, and "Prisoners of Age" is just such a film.  A follow-up to "Heroines," our award-winning 2001 film, "Prisoners" explores a troubling social issue in a sensitive, innovative and visually stunning manner."

Peace Arch Entertainment Group Inc. (www.peacearch.com), one of Canada's foremost entertainment companies, creates, develops, produces and distributes proprietary feature film and television programming for worldwide markets.  Peace Arch Entertainment Group Inc. has offices in Vancouver, Toronto, Los Angeles and London, England.

Bravo!, a division of CHUM Television, is a proud supporter of the Canadian independent production community. Bravo! funds approximately 100 hours of independently produced documentaries and performing arts specials a year, and has been a major contributor to such productions as Murder 19C: The Detective Murdoch Mysteries, Air Guitar in Oulu, Strip Search, Freedom and Drawing Out The Demons: A Film About the Artist Attila Richard Lukacs (www.bravo.ca). CHUM Television is a division of CHUM Limited (TSX SYMBOL: CHM CHM.B, www.chumlimited.com), one of Canada's leading media companies and content providers which owns and operates radio stations, local television stations, specialty channels and Internet properties.

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Nicole Spracklin Peace Arch Entertainment Group Inc. Tel: (416) 487-0377 (ext. 237) nspracklin@peacearch.com	Robert Rinderman or Karin Oloffson Jaffoni & Collins Incorporated (212) 835-8500 PAE@jcir.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	June14, 2004	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

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C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.